UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Grab Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value $0.000001 per share
(Title of Class of Securities)

G4124C109
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON DiDi Global Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 121,958,164
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 121,958,164
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,958,164 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.17%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 121,958,164 Class A ordinary shares, par value $0.000001 per share (“Class A ordinary shares”), of Grab Holdings Limited (the “Issuer”) held through Marvelous Yarra Limited, a wholly owned subsidiary of DiDi Global Inc., formerly known as Xiaoju Kuaizhi Inc.
(2)

Represents the quotient obtained by dividing the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by 3,842,172,000, being the total number of the Class A ordinary shares of the Issuer, reported by the Issuer in Exhibit 99.1 to a current report on Form 6-K furnished to the Securities and Exchange Commission (“Commission”) on August 22, 2024.

As shown from the percentage of class, DiDi Global Inc. has ceased to be the beneficial owner of more than five percent of the referenced class of securities.

1	NAME OF REPORTING PERSON Marvelous Yarra Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 121,958,164
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 121,958,164
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,958,164 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.17%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 121,958,164 Class A ordinary shares directly held by Marvelous Yarra Limited, a wholly owned subsidiary of DiDi Global Inc.
(2)

Represents the quotient obtained by dividing the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by 3,842,172,000, being the total number of the Class A ordinary shares of the Issuer, reported by the Issuer in Exhibit 99.1 to a current report on Form 6-K furnished to the Commission on August 22, 2024.

As shown from the percentage of class, Marvelous Yarra Limited has ceased to be the beneficial owner of more than five percent of the referenced class of securities.

ITEM 1.	(a)	Name of Issuer:

Grab Holdings Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3 Media Close, #01-03/06, Singapore 138498.

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Didi Global Inc. and Marvelous Yarra Limited (each a “Reporting Person”, and collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if None, Residence:

The address of the Reporting Persons is DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A ordinary shares, par value $0.000001 per share.

(e)	CUSIP Number:

G4124C109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

ITEM 4.	OWNERSHIP.

The following information with respect to the beneficial ownership of the Issuer’s Class A ordinary shares by each of the Reporting Persons is presented as of September 30, 2024:

			(c) Number of shares as to which the person has:
Reporting Person	(a) Amount beneficially owned(1):	(b) Percent of class(2):	(i) Sole power to vote or to direct the vote	(ii) Shared power to vote or to direct the vote	(iii) Sole power to dispose or to direct the disposition of	(iv) Shared power to dispose or direct the disposition of
DiDi Global Inc.	121,958,164	3.17%	0	121,958,164	0	121,958,164
Marvelous Yarra Limited	121,958,164	3.17%	0	121,958,164	0	121,958,164

(1)	Marvelous Yarra Limited directly holds 121,958,164 Class A ordinary shares. Marvelous Yarra Limited is a wholly-owned subsidiary of DiDi Global Inc., formerly known as Xiaoju Kuaizhi Inc., and DiDi Global Inc. shares the voting and investment power with respect to the Issuer’s securities held by Marvelous Yarra Limited.

(2)	The percent of class beneficially owned by was calculated by dividing 3,842,172,000, being the total number of the Class A ordinary shares of the Issuer, reported by the Issuer in Exhibit 99.1 to a current report on Form 6-K furnished to the Commission on August 22, 2024.

As shown from the percentage of class, DiDi Global Inc. and Marvelous Yarra Limited have each ceased to be the beneficial owner of more than five percent of the referenced class of securities.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

 Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement*

__________

* Incorporated herein by reference to the Joint Filing Agreement by DiDi Global Inc. and Marvelous Yarra Limited dated as of December 13, 2021, which was previously filed with the Commission as Exhibit 99.1 to Schedule 13G filed by DiDi Global Inc. and Marvelous Yarra Limited on December 14, 2021 with respect to the Class A ordinary shares of Grab Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2024

DiDi Global Inc.

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2024

Marvelous Yarra Limited

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Director